SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. ___________)*
LegalZoom.com, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
    52466B103

(CUSIP Number)
December 31, 2021

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
    ☐    Rule 13d-1(b)
    ☐    Rule 13d-1(c)
    ☒    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

Exhibit Index on Page 10

CUSIP # 52466B103     Page 2 of 9

1	NAME OF REPORTING PERSONS Bryant Stibel Growth, LLC (“BSG”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,629,008 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,629,008 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,629,008 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.4% (2)
12	TYPE OF REPORTING PERSON CO

1.Consists of 10,629,008 shares of common stock held by BSG. Stibel & Company LLC is the manager of BSG. Jeffrey Stibel is the manager of Stibel & Company LLC and has sole voting and dispositive power over the shares held by BSG.
2.The percentage ownership is based on 197,048,778 shares outstanding as of October 31, 2021, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 52466B103     Page 3 of 9

1	NAME OF REPORTING PERSONS Bryant Stibel Fund, I, LLC (“BS Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 224,108 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 224,108 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,108 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (2)
12	TYPE OF REPORTING PERSON CO

1.Consists of (i) 210,524 shares of common stock held by BS Fund, and (ii) 13,584 shares of common stock underlying stock options that are exercisable within 60 days of December 31, 2021 held by BS Fund. Carbon Investments, LLC and Kobe Investments, LLC are the co-managers of BS Fund. Jeffrey Stibel, the manager of Carbon Investments, LLC, and Kobe Investments, LLC have shared voting and dispositive power over the shares held by BS Fund.
2.The percentage ownership is based on 197,048,778 shares outstanding as of October 31, 2021, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 52466B103     Page 4 of 9

1	NAME OF REPORTING PERSONS Jeffrey Stibel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 62,112 (1)
	6	SHARED VOTING POWER 10,909,564 (1)
	7	SOLE DISPOSITIVE POWER 62,112 (1)
	8	SHARED DISPOSITIVE POWER 10,909,564 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,971,676 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.6% (2)
12	TYPE OF REPORTING PERSON IN

1.Consists of (i) 10,629,008 shares of common stock held by BSG, (ii) 210,524 shares of common stock held by BS Fund, (iii) 13,584 shares of common stock underlying stock options that are exercisable within 60 days of December 31, 2021 held by BS Fund, (iv) 56,448 shares of common stock held by Jeffrey Stibel and (v) 62,112 shares of common stock underlying stock options that are exercisable within 60 days of December 31, 2021 held by Mr. Stibel. Stibel & Company LLC is the manager of BSG. Mr. Stibel is the manager of Stibel & Company LLC and has sole voting and dispositive power over the shares held by BSG. Carbon Investments, LLC and Kobe Investments, LLC are the co-managers of BS Fund. Mr. Stibel, the manager of Carbon Investments, LLC, and Kobe Investments, LLC have shared voting and dispositive power over the shares held by BS Fund.
2.The percentage ownership is based on 197,048,778 shares outstanding as of October 31, 2021, as reported in the Issuer’s (as defined below) Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP # 52466B103     Page 5 of 9

ITEM 1(A).    NAME OF ISSUER
LegalZoom.com, Inc. (the “Issuer”)

ITEM 1(B).    ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

101 North Brand Boulevard, 11th Floor
Glendale, CA 91203
ITEM 2(A).    NAME OF PERSONS FILING

This Schedule is jointly filed by Bryant Stibel Growth, LLC, a Delaware limited liability company (“BSG”), Bryant Stibel Fund, I, LLC, a Delaware limited liability company (“BS Fund”), and Jeffrey Stibel, a United States citizen. The foregoing entities and person are collectively referred to as the “Reporting Persons.”
ITEM 2(B).    ADDRESS OF PRINCIPAL OFFICE
        The address for each of the Reporting Persons is:

22761 Pacific Coast Highway, Garden Level
Malibu, CA 90265
ITEM 2(C).    CITIZENSHIP

See Row 4 of cover page for each Reporting Person.
ITEM 2(D).    TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.001 (the “Common Stock”)
ITEM 2(E)    CUSIP NUMBER

52466B103
ITEM 3.    Not applicable.
ITEM 4.    OWNERSHIP
BSG holds 10,629,008 shares of common stock of the Issuer. BS Fund holds 210,524 shares of common stock of the Issuer and 13,584 shares of common stock of the Issuer underlying stock options that are exercisable within 60 days of December 31, 2021. Jeffrey Stibel holders 56,448 shares of common stock of the Issuer and 62,112 shares of common stock of the Issuer underlying stock options that are exercisable within 60 days of December 31, 2021. Mr. Stibel is the manager of Stibel & Company LLC and has sole voting and dispositive power over the shares held by BSG. Carbon Investments, LLC and Kobe Investments, LLC are the co-managers of BS Fund. Mr. Stibel, the manager of Carbon Investments, LLC, and Kobe Investments, LLC have shared voting and dispositive power over the shares held by BS Fund.

CUSIP # 52466B103     Page 6 of 9

(a)Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.
(b)Percent of Class:

See Row 11 of cover page for each Reporting Person.
(c)Number of shares as to which such person has:
(i)Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.
(ii)Shared power to vote or to direct the vote:
See Row 6 of cover page for each Reporting Person.
(iii)Sole power to dispose or to direct the disposition of:
See Row 7 of cover page for each Reporting Person.
(iv)Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.
ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.
ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable
ITEM 7.    IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.
ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable
ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

Not applicable
ITEM 10.    CERTIFICATION.

Not applicable

CUSIP # 52466B103     Page 7 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 2022

Bryant Stibel Growth, LLC

                        By:    /s/ Jeffrey Stibel
                        Name:    Jeffrey Stibel
                        Title:    Authorized Signatory

Bryant Stibel Fund, I, LLC

                        By:    /s/ Jeffrey Stibel
                        Name:    Jeffrey Stibel
                        Title:    Authorized Signatory

                        By:    /s/ Jeffrey Stibel
                        Name:    Jeffrey Stibel

CUSIP # 52466B103     Page 8 of 9

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	10

CUSIP # 52466B103     Page 9 of 9

EXHIBIT A
Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of the Issuer shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.
Date: February 18, 2022

Bryant Stibel Growth, LLC

                        By:    /s/ Jeffrey Stibel
                        Name:    Jeffrey Stibel
                        Title:    Authorized Signatory

Bryant Stibel Fund, I, LLC

                        By:    /s/ Jeffrey Stibel
                        Name:    Jeffrey Stibel
                        Title:    Authorized Signatory

                        By:    /s/ Jeffrey Stibel
                        Name:    Jeffrey Stibel